FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Commission File Number: 333-110455

CTRIP.COM INTERNATIONAL, LTD.

3F, Building 63-64

No. 421 Hong Cao Road

Shanghai 200233, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

CTRIP.COM INTERNATIONAL, LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ James Jianzhang Liang
Name:	James Jianzhang Liang
Title:	Chairman and Chief Executive Officer

Date: April 29, 2005

Exhibit 99.1

Ctrip Reports First Quarter 2005 Financial Results

Shanghai, China, April 28, 2005 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading consolidator of hotel accommodations and airline tickets in China, today announced its unaudited financial results for the first quarter of 2005.

Highlights for the first quarter of 2005:

•	Net revenues were RMB96.9 million (US$11.7 million) in the first quarter of 2005, up 51% year-on-year.

•	Operating income was RMB39.2 million (US$4.7 million) in the first quarter of 2005, up 53% year-on-year.

•	Net income was RMB39.6 million (US$4.8 million) in the first quarter of 2005, up 82% year-on-year. Fully diluted earnings per ADS were RMB2.44 (US$0.30).

•	Gross margin remained robust at 85% in the first quarter of 2005, compared to the same period in 2004.

•	Operating margin remained at 40% in the first quarter of 2005, compared to the same period in 2004.

•	Net margin was 41% in the first quarter of 2005, up significantly from 34% in the same period in 2004.

“Ctrip achieved terrific results despite the fact that the first quarter normally is the weakest quarter seasonally as business travel activities slow down significantly during the Chinese New Year holiday,” said James Liang, Ctrip’s Chairman and CEO. “Our air ticketing business exhibited tremendous growth as we began to harvest investments we made in establishing strong relationships with airlines and creating a seamless transaction platform for air ticket booking. In our hotel reservation business, we continued to strengthen supplier relationships and focus on increasing guaranteed allotment rooms, a key competitive advantage in our view. We have also significantly expanded product offerings in our packaged tour business and saw initial success in branding Ctrip in the independent leisure travel market.”

Neil Shen, President and CFO, said, “We are very pleased with Ctrip’s better than expected financial performance this quarter with top line growth of 51% year-on-year and almost flat sequentially. The seasonality factor was less pronounced than anticipated at Ctrip as we continue to demonstrate strong organic growth with a more balanced revenue mix. Our margins remain strong while we continue to re-invest in our business for long term growth. Moving forward into the rest of year, we expect strong volume increases across all product lines as both business and leisure travel activities pick up.”

Financial Results

For the first quarter of 2005, Ctrip reported total revenues of RMB103.3 million (US$12.5 million), representing a 52% increase from the same period in 2004. It decreased by 1% from the fourth quarter of 2004, primarily due to seasonality.

Hotel reservation revenues totaled RMB70.6 million (US$8.5 million) in the first quarter of 2005, representing a 29% increase from the same period in 2004. Hotel reservation revenues decreased by 10% from the fourth quarter of 2004, primarily due to a lower hotel transaction volume in the first quarter of 2005 as a result of weaker seasonality caused by subdued demand for business travel during the Chinese New Year holiday.

The total number of hotel room nights booked was approximately 1.10 million for the first quarter of 2005, compared to approximately 850,000 room nights for the same period in 2004 and approximately 1.19 million room nights in the fourth quarter of 2004.

Air ticket booking revenues for the first quarter of 2005 were RMB28.6 million (US$3.5 million), representing a 177% increase from the same period in 2004 and a 32% increase from the fourth quarter of 2004 as a result of strong volume growth accompanied by a rise in average commission per ticket.

The total number of air tickets sold in the first quarter of 2005 was approximately 680,000, compared to approximately 310,000 for the same period in 2004 and approximately 540,000 air tickets sold in the fourth quarter of 2004.

Packaged tour revenues for the first quarter of 2005 were RMB3.4 million (US$410,189), up 76% from the same period in 2004. Packaged tour revenues remained mostly flat against the fourth quarter of 2004.

Net revenues are derived by deducting business tax and related surcharges from total revenues. For the first quarter of 2005, net revenues were RMB96.9 million (US$11.7 million), representing a 51% increase from the same period in 2004. It decreased by 2% from the fourth quarter of 2004.

Gross margin remained strong at 85% in the first quarter of 2005, compared to the same period in 2004. Gross margin increased slightly from 84% in the fourth quarter of 2004.

Operating expenses for the first quarter of 2005 were RMB42.7 million (US$5.2 million), an increase of 47% from the same period in 2004. It decreased by 15% from the fourth quarter in 2004, largely due to the discretionary year-end bonuses and the professional service fees incurred in the fourth quarter of 2004.

Operating income for the first quarter of 2005 was RMB39.2 million (US$4.7 million), an increase of 53% from the same period in 2004 and 19% from the fourth quarter of 2004.

Operating margin remained at 40% in the first quarter of 2005, compared to the same period in 2004. It increased from 34% in the fourth quarter of 2004.

During the fourth quarter of 2004, Ctrip Travel Information Technology (Shanghai) Co., Ltd (“Ctrip Travel Information”), one of Ctrip’s wholly-owned subsidiaries, obtained an approval from the relevant tax bureau for full exemption of income tax for 2004 and a 50% reduction of the income tax statutory rate for the period from

2005 to 2007. Accordingly, income tax previously paid for 2004 was refunded and reflected as a tax benefit in the fourth quarter of 2004. In 2005, Ctrip Travel Information enjoys a preferential Enterprise Income Tax (“EIT”) rate of 7.5%.

Net income for the first quarter was RMB39.6 million (US$4.8 million), representing an increase of 82% from the same period in 2004 due to higher operating income achieved coupled with lower income tax rate in the quarter compared to the same period in 2004 as a result of the preferential EIT treatment obtained by Ctrip Travel Information as discussed above. In addition, interest income and other income also rose during the first quarter of 2005 as compared to the same period in 2004 and the fourth quarter of 2004. Net income decreased by 5% from the fourth quarter of 2004 as a cumulative result of the factors explained in the above paragraphs.

For the fourth quarter, the diluted earnings per ADS were RMB2.44 (US$0.30) and per ordinary share were RMB1.22 (US$0.15), respectively.

Net margin was 41% in the first quarter of 2005, up significantly from 34% in the same period in 2004. Net margin decreased slightly from 42% achieved in the fourth quarter of 2004.

Cash flow from operating activities was RMB10.8 million (US$1.3 million) in the first quarter of 2005, compared to RMB57.5 million (US$7.0 million) in the fourth quarter of 2004. This is mainly due to the increases in receivables and long-term deposits.

As of March 31, 2005, cash balance increased slightly to RMB617.1 million (US$74.6 million), compared to RMB615.9 million (US$74.4 million) as of December 31, 2004, as cash flow from operating activities and proceeds received from the exercise of employee stock options were largely offset by capital expenditures during the first quarter of 2005.

Business Outlook

For the second quarter of 2005, the company expects strong year-on-year revenue growth of approximately 40%. Net income is expected to achieve a similar level of growth compared to the second quarter of 2004.

Conference Call

Ctrip’s management team will host a conference call at 9:00PM Eastern Standard Time on April 28, 2005 (or 9:00AM April 29, 2005 in the Shanghai/HK time zone) following the announcement.

The conference call will be available on Webcast live and replay at:http://english.ctrip.com/Public/IR.asp?ID=33. The call will be archived for 12 months at this website.

The dial-in details for the Live conference call: U.S. Toll Free Number +1-800-561-2693, International dial-in number +1-617-614-3523; Passcode 94353307.

A telephone replay of the call will be available after the conclusion of the conference call through May 5, 2005. The dial-in details for the replay: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Passcode 18931733.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading consolidator of hotel accommodations and airline tickets in China. Ctrip aggregates information on hotels and flights and enable customers to make informed and cost-effective hotel and flight bookings. Ctrip targets primarily business and leisure travelers in China who do not travel in group. These travelers form a traditionally under-served yet fast-growing segment of the China travel industry. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China. Ctrip became a publicly traded company in December 2003. Ctrip’s American Depositary Shares, or ADSs, each of which represents two ordinary shares of Ctrip, are currently traded on the Nasdaq National Market under the symbol “CTRP.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Ctrip’s historical losses, its limited operating history, declines or disruptions in the travel industry, the recurrence of SARS, Ctrip’s reliance on the relationships with hotel suppliers and airline ticket suppliers, fluctuations in quarterly operating results, failure of competing against new and exist competitors, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1 and Form F-2, as amended. Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information

Yin Yin

Ctrip.com International, Ltd.

Tel: (+852) 2169-0915/0912

Email: yinyin@ctrip.com

Ctrip.com International, Ltd.

Consolidated Balance Sheets

	December 31, 2004 RMB	March 31, 2005 RMB	March 31, 2005 USD
	(unaudited)	(unaudited)	(unaudited)
			Note 1
ASSETS
Current assets:
Cash	615,875,363	617,063,511	74,556,094
Accounts receivable	35,418,477	59,285,711	7,163,138
Due from related parties	59,252	136,772	16,525
Prepayments and other current assets	18,503,778	15,713,376	1,898,553
Deferred tax assets, current	1,009,403	721,986	87,233

Total current assets	670,866,273	692,921,356	83,721,543

Long-term loans to related parties	500,000	—	—
Long-term deposits	26,715,547	47,575,236	5,748,231
Property, equipment and software	31,897,651	32,358,049	3,909,630
Goodwill	9,515,849	9,515,849	1,149,743
Other intangible assets	1,222,353	1,099,128	132,801

Total assets	740,717,673	783,469,618	94,661,948

LIABILITIES
Current liabilities:
Accounts payable	30,150,303	40,685,672	4,915,804
Due to a related party	3,378,980	3,382,486	408,686
Salary and welfare payable	14,110,730	10,938,627	1,321,649
Taxes payable	23,421,257	18,348,511	2,216,941
Advances from customers	6,526,639	4,946,886	597,703
Provisions for customer reward program	10,462,103	12,715,768	1,536,370
Other payables and accruals	10,755,790	10,533,586	1,272,710
Dividend payable	39,937,887	39,937,887	4,825,456

Total current liabilities	138,743,689	141,489,423	17,095,319

Minority interests	602,616	673,182	81,337

Shareholders’ equity
Share capital	2,613,542	2,618,689	316,401
Additional paid-in capital	511,367,287	512,223,777	61,888,936
Statutory reserves	19,256,862	19,256,862	2,326,691
Deferred share-based compensation	(2,258,908)	(1,826,121)	(220,639)
Cumulative translation adjustments	1,382,060	414,769	50,114
Retained Earnings	69,010,525	108,619,037	13,123,789

Total shareholders’ equity	601,371,368	641,307,013	77,485,292

Total liabilities and shareholders’ equity	740,717,673	783,469,618	94,661,948

Ctrip.com International, Ltd.

Consolidated Statements of Operations and Comprehensive Income

	Quarter Ended March 31, 2004 RMB	Quarter Ended December 31, 2004 RMB	Quarter Ended March 31, 2005 RMB	Quarter Ended March 31, 2005 USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
				Note 1
Revenues:
Hotel reservation	54,605,829	78,137,963	70,574,093	8,527,046
Air-ticketing	10,328,295	21,741,209	28,598,105	3,455,338
Packaged tour	1,925,268	3,410,665	3,394,927	410,189
Others	1,125,677	1,400,336	723,092	87,367

Total revenues	67,985,069	104,690,173	103,290,217	12,479,940

Less: business tax and related surcharges	(3,635,889)	(6,190,017)	(6,367,981)	(769,405)

Net revenues	64,349,180	98,500,156	96,922,236	11,710,535

Cost of services	(9,719,206)	(15,467,054)	(14,999,860)	(1,812,343)

Gross profit	54,629,974	83,033,102	81,922,376	9,898,192

Operating expenses:
Product development	(7,088,586)	(13,005,322)	(11,692,302)	(1,412,711)
Sales and marketing	(14,576,211)	(23,053,971)	(22,132,139)	(2,674,094)
General and administrative	(6,725,580)	(13,578,764)	(8,310,430)	(1,004,100)
Share-based compensation	(553,526)	(299,546)	(432,787)	(52,291)
Amortization of other intangible assets	(123,225)	(123,225)	(123,225)	(14,889)

Total operating expenses	(29,067,128)	(50,060,828)	(42,690,883)	(5,158,085)

Income from operations	25,562,846	32,972,274	39,231,493	4,740,107

Interest income	729,161	2,206,163	2,662,241	321,663
Other income (expense)	(199,477)	1,187,929	3,207,480	387,541

Income before income tax expense and minority interest	26,092,530	36,366,366	45,101,214	5,449,311

Income tax expense	(4,345,253)	5,263,622	(5,422,136)	(655,124)
Minority interests	(20,616)	(13,047)	(70,566)	(8,526)

Net income	21,726,661	41,616,941	39,608,512	4,785,661

Other comprehensive income:
Translation adjustments	(1,470,042)	1,867,146	967,291	116,872

Comprehensive income	20,256,619	43,484,087	40,575,803	4,902,533

Earnings per ordinary share
- Basic	0.71	1.33	1.25	0.15
- Diluted	0.68	1.30	1.22	0.15

Earnings per ADS
- Basic	1.42	2.67	2.51	0.30
- Diluted	1.36	2.60	2.44	0.30

Weighted average ordinary shares outstanding
- Basic	30,461,804	31,190,543	31,575,342	31,575,342
- Diluted	32,160,193	32,065,061	32,406,677	32,406,677

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the noon buying rate of USD1.00=RMB8.2765 on March 31, 2005 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.